June 29, 2023

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Eric Envall

Re:	Janover Inc.
Amendment No. 3 to Registration Statement
Filed on June 12, 2023
File No. 333-267907

Dear Mr. Envall:

On behalf of our client, Janover Inc. (the “Company”), we have set forth below our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of June 27, 2023 with respect to the Company’s Registration Statement on Form S-1 (the “Form S-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 4 to the Form S-1 (the “Amendment No. 4”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Form S-1 filed June 12, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations Results for Operations

Three Months Ended March 31, 2023, Compared to the Three Months Ended March 31, 2022, page 49

1. Please enhance your revenue discussion to disclose the number of transactions closed and average revenue per transaction for the periods present consistent with your revenue discussion for years ended December 31, 2022 and December 31, 2021, and discuss underlying changes in trends. Refer to Item 303(c) of Regulation S-K.

Response: Per the Staff’s comment, the Company has revised the disclosure.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me via phone at 954-303-8027 or by email at pmagri@cmfllp.com.

Appreciatively,

/s/ Philip Magri
Philip Magri, Partner
Carmel, Milazzo & Feil LLP